Prospectus Supplement No. 1
to Prospectus Dated December 7, 2009

Filed pursuant to Rule 424(b)(3)
Registration No. 333-163313

36,757,500 Shares of Common Stock

This Prospectus Supplement No. 1 amends and supplements our prospectus dated December 7, 2009 relating to the resale of up to 36,757,500 shares of our common stock by the selling stockholders (each, a "Selling Stockholder") named in the prospectus for their own respective accounts, consisting of:

  17,750,000 shares of our common stock that have been issued to certain of the Selling Stockholders; and

  19,007,500 shares of our common stock, issuable upon the exercise of outstanding common stock purchase warrants (the "Warrants") to acquire shares of our common stock by the Selling Stockholders.

These transactions are described in the prospectus to which this prospectus supplement relates under "Selling Stockholders."

Our common stock is quoted on the on the OTC Bulletin Board under the symbol "SGCA". On April 6, 2010, the low bid price of our common stock was $0.29 per share, the high ask price of our common stock was $0.33 per share, and the closing price was $0.31 per share. We do not have any securities that are currently traded on any other exchange or quotation system.

It is anticipated that the Selling Stockholders will offer to sell the shares of common stock being offered in our prospectus dated December 7, 2009, as amended and supplemented from time to time, at prevailing market prices of our common stock on the OTC Bulletin Board. Any Selling Stockholder may, in such Selling Stockholder's discretion, elect to sell such shares of common stock at fixed prices, at varying prices or at negotiated prices. We will not receive any proceeds from the resale of shares of our common stock by the Selling Stockholders. We may receive proceeds from the exercise of the Warrants, if exercised, and will use such proceeds for general corporate and working capital purposes.

We agreed to bear substantially all of the expenses in connection with the registration and resale of the shares offered by our prospectus dated December 7, 2009, as amended and supplemented (other than selling commissions).

This prospectus supplement should be read in conjunction with, and may not be delivered or utilized without, the prospectus dated December 7, 2009. This prospectus supplement is qualified by reference to the prospectus, except to the extent that the information in this prospectus supplement supersedes the information contained in the prospectus.

The purchase of the securities offered through the prospectus as amended and supplemented involves a high degree of risk. You should invest in our common stock only if you can afford to lose your entire investment. You should carefully read and consider the section of the prospectus titled "Risk Factors" before buying any of our shares of common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the prospectus, as amended and supplemented hereby. Any representation to the contrary is a criminal offence.

The date of this prospectus supplement is April 7, 2010.

EXPLANATORY NOTE

Our Company has determined that it is in the best interests of the Company to unilaterally amend the Warrants to reduce their exercise price from $0.35 per share to $0.23 per share, and thereby encourage the holders to exercise their Warrants. All other terms and condition of the Warrants remain unchanged.

Our board of directors made this determination with reference to the current range of market prices for our Company's common stock, as quoted on the OTC Bulletin Board.

SELLING STOCKHOLDERS

The following information supplements the information contained in the prospectus at page 11:

The Selling Stockholders named in this prospectus are offering all of the 36,757,500 shares of common stock offered through this prospectus, consisting of:

  17,750,000 shares of our common stock that has been issued to certain of the Selling Stockholders; and

  19,007,500 shares of our common stock, issuable upon the exercise of outstanding common stock purchase warrants to acquire shares of our common stock by the Selling Stockholders.

The 36,757,500 shares of our common stock offered by the Selling Stockholders are comprised of:

  12,500,000 shares of common stock and 12,500,000 shares of common stock issuable upon exercise of warrants issued pursuant to the issuance of 12,500,000 units at a price of $0.20 per unit on October 15, 2009 (the warrants are issuable at an exercise price of $0.23 per warrant share until October 15, 2014);

  5,250,000 shares of common stock and 5,250,000 shares of common stock issuable upon exercise of warrants issued pursuant to the issuance of an aggregate of 5,250,000 units at a price of $0.20 per unit on November 13, 2009 (the warrants are issuable at an exercise price of $0.23 per warrant share until November 13, 2014);

  477,500 shares of common stock issuable upon exercise of warrants issued pursuant to finders' fee agreements on October 15, 2009 (the warrants are issuable at an exercise price of $0.23 per warrant share until October 15, 2014);

  730,000 shares of common stock issuable upon exercise of warrants issued pursuant to finders' fee agreements on November 13, 2009 (the warrants are issuable at an exercise price of $0.23 per warrant share until November 13, 2014); and

  50,000 shares of common stock issuable upon exercise of warrants issued on November 13, 2009 as payment for prior business development services provided to us (the warrants are issuable at an exercise price of $0.23 per warrant share until November 13, 2014).

DESCRIPTION OF SECURITIES TO BE REGISTERED

The following information supplements the information contained in the prospectus at page 16:

Stock Purchase Warrants

As indicated above, the registration statement of which our prospectus dated December 7, 2009 forms a part relates to the registration of 36,757,500 shares of our common stock, including 19,007,500 shares issuable upon the exercise of the following outstanding stock purchase warrants:

  12,977,500 stock purchase warrants, each of which entitles the holder to purchase one share of our common stock at a price of $0.23 per share, for a period of 5 years expiring on October 15, 2014; and

  6,030,000 stock purchase warrants, each of which entitles the holder to purchase one share of our common stock at a price of $0.23 per share, for the period of 5 years expiring on November 13, 2014.

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